Mail Stop 4561

April 28, 2008

Mr. Simon R.C. Wadsworth
Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Suite 300
Memphis, TN 38138

      Re: **Mid-America Apartment Communities, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed February 27, 2008
                File No. 001-12762

Dear Mr. Wadsworth:

      We have completed our review of the above referenced filing and have no further comments at this time.

                  Sincerely,

                  Kevin Woody
                  Accounting Branch Chief